UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Adjournment of Extraordinary General Meeting

As previously disclosed on February 20, 2025, the 2025 Extraordinary General Meeting (the “Meeting”) of Jiuzi Holdings Inc. (the “Registrant” or the “Company”) was originally scheduled for 10:00am (China local time) on March 5, 2025 at Unit A702, Building 5, Shenzhen Software Industry Base, Haitian Road, Binhai Community, Yuehai Street, Nanshan District, Shenzhen, China. At such time and place, the Meeting was duly called to order and adjourned until March 18, 2025 at the same time and place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2025	Jiuzi Holdings Inc.

	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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